Via Facsimile and U.S. Mail
Mail Stop 6010

January 11, 2007

Mr. Mark Szporka
Chief Financial Officer
Paincare Holdings, Inc.
1030 N. Orange Avenue, Suite 105
Orlando, FL 32801

> **Re: Paincare Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed June 1, 2006**
> **Form 10-K for the Fiscal Year Ended December 31, 2004**
> **Filed March 16, 2005**
> **File No. 001-14160**

Dear Mr. Szporka:

We have completed our review of your Form 10-Ks and have no further comments at this time.

Sincerely,

James B. Rosenberg
Senior Assistant Chief Accountant